THE NOTTINGHAM COMPANY
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802
(252) 972-9922

November 10, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Endorsement to Fidelity Bond Filing Pursuant to Rule 17g-1
Starboard Investment Trust – File No. 811-22298
Spinnaker ETF Series – File No. 811-22398
Modern Capital Funds Trust – File No. 811-23582
Volt ETF Trust – File No. 811-22507
Wonderfund Trust – File No. 811-23664

Dear Sir or Madam:

Pursuant to Rule 17g-1 (the “Rule”), subparagraph (g)(1), of the Investment Company Act of 1940, as amended, attached for filing on behalf of the Starboard Investment Trust, Spinnaker ETF Series, Modern Capital Funds Trust, Volt ETF Trust (formerly Leeward Investment Trust), and Wonderfund Trust (each a “Trust” and collectively, the “Trusts”), are:

1.	A copy of Endorsement No. 11 to the Investment Company Bond numbered 82416796 on behalf of the Trusts, which is being filed to add certain funds to the bond;
2.
A copy of the resolutions unanimously adopted by the Board of Trustees of each Trust (including those who are not “interested persons” of each Trust as defined in the 1940 Act), which approved the bond in the aggregate amount of $2,175,000 with Chubb Group of Insurance Companies; and

3.	A copy of the agreement concerning joint insured bond by and among the Trusts entered into pursuant to paragraph (f) of the Rule.

The Bond’s premium for the period from April 28, 2021 to April 28, 2022 has been paid.

Please be advised that the amount of a single insured bond which each Trust would have provided and maintained had it not been named as an insured under a joint insured bond, pursuant to paragraph (d) of the Rule is as follows:

Starboard Investment Trust	$1,250,000
Spinnaker ETF Series	$600,000
Modern Capital Funds Trust	$50,000
Volt ETF Trust	$50,000
Wonderfund Trust	$50,000

If you have any que stions, please do not hesitate to contact me.

Sincerely,

/s/ Tracie A. Coop
Tracie A. Coop
Secretary, Starboard Investment Trust, Spinnaker ETF Series,
Modern Capital Funds Trust and Volt ETF Trust

Enclosures

AGREEMENT CONCERNING JOINT INSURED BOND

This AGREEMENT CONCERNING JOINT INSURED BOND among the Starboard Investment Trust, Leeward Investment Trust, Spinnaker ETF Series, Modern Capital Funds Trust, Wonderfund Trust and SCS Insurance Opportunities Fund, each a Delaware business/statutory trust (individually, a “Trust” and collectively the “Trusts”).
Each of the Trusts has established various series of the Trusts (“Funds”) and may establish additional Funds from time to time in the future.  The Trusts are named as insureds under a joint insured bond in accordance with Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940.  In order to comply with paragraph (f) of such Rule, the Trusts hereby agree that, in the event recovery is received under the bond as a result of a loss sustained by more than one of the Trusts, each Trust shall receive an equitable and proportionate share of such recovery, but at least equal to the amount which the Trust would have received had the Trust provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.
A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with or has been made available to the Secretary of the State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trusts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed and their respective seals to be affixed by their respective officers thereunto duly authorized.
STARBOARD INVESTMENT TRUST
By:	/s/ Katherine M. Honey
Katherine M. Honey
President

LEEWARD INVESTMENT TRUST
By:	/s/ Katherine M. Honey
Katherine M. Honey
President

SPINNAKER ETF SERIES
By:	/s/ Katherine M. Honey
Katherine M. Honey
President

MODERN CAPITAL FUNDS TRUST
By:	/s/ Bradley D. Atkins
Bradley D. Atkins
President

WONDERFUND TRUST
By:	/s/ Tracie A. Coop
Tracie A. Coop
Initial Trustee

SCS INSURANCE OPPORTUNITIES FUND
By:	/s/ Cort Meinelschmidt
Cort Meinelschmidt
President

CERTIFICATE
MODERN CAPITAL FUNDS TRUST (the “Trust”)
I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Board of Trustees of the Trust through a Consent to Action Without a Meeting dated April 26, 2021:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Chubb in the amount of $2,175,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties; and it is further
RESOLVED, that the Allocation Agreement between the Trust and the other named insureds under the Bond is approved in substantially the form attached to this Consent and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust; and it is further
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and it is further
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and it is further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate on the 10th day of November 2021.

MODERN CAPITAL FUNDS TRUST

/s/ Tracie A. Coop
Tracie A. Coop
Secretary

CERTIFICATE
SPINNAKER ETF SERIES (the “Trust”)
I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Board of Trustees of the Trust through a Consent to Action Without a Meeting dated April 26, 2021:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Chubb in the amount of $2,175,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties; and it is further
RESOLVED, that the Allocation Agreement between the Trust and the other named insureds under the Bond is approved in substantially the form attached to this Consent and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust; and it is further
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and it is further
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and it is further;
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate on the 10th day of November 2021.

SPINNAKER ETF SERIES

/s/ Tracie A. Coop
Tracie A. Coop
Secretary

CERTIFICATE
STARBOARD INVESTMENT TRUST (the “Trust”)
I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Board of Trustees of the Trust through a Consent to Action Without a Meeting dated April 26, 2021:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Chubb in the amount of $2,175,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties; and it is further
RESOLVED, that the Allocation Agreement between the Trust and the other named insureds under the Bond is approved in substantially the form attached to this Consent and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust; and it is further
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and it is further
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and it is further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate on the 10th day of November 2021.

STARBOARD INVESTMENT TRUST

/s/ Tracie A. Coop
Tracie A. Coop
Secretary

CERTIFICATE
VOLT ETF TRUST
(Formerly, Leeward Investment Trust) (the “Trust”)
I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Board of Trustees of the Trust through a Consent to Action Without a Meeting dated April 26, 2021:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Chubb in the amount of $2,175,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties; and it is further
RESOLVED, that the Allocation Agreement between the Trust and the other named insureds under the Bond is approved in substantially the form attached to this Consent and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust; and it is further
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and it is further
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and it is further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate on the 10th day of November 2021.

VOLT ETF TRUST

/s/ Tracie A. Coop
Tracie A. Coop
Secretary

CERTIFICATE
WONDERFUND TRUST (the “Trust”)
I, Tracie A. Coop, Secretary of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Initial Trustee of the Trust through a Consent to Action Without a Meeting dated April 26, 2021:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Chubb in the amount of $2,175,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties; and it is further
RESOLVED, that the Allocation Agreement between the Trust and the other named insureds under the Bond is approved in substantially the form attached to this Consent and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust; and it is further
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and it is further
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and it is further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate on the 10th day of November 2021.

WONDERFUND TRUST

/s/ Tracie A. Coop
Tracie A. Coop
Secretary